

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2024

Ana Cristina Russo
Chief Financial Officer
Patria Latin American Opportunity Acquisition Corp.
18 Forum Lane, 3rd floor
Camana Bay, PO Box 757
Grand Cayman, KY1-9006

> **Re: Patria Latin American Opportunity Acquisition Corp.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **File No. 001-41321**

Dear Ana Cristina Russo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction